Exhibit (d)(4)

July 24, 2016

VIA EMAIL

Mill Road Capital Management LLC

382 Greenwich Avenue, Suite one

Greenwich, CT 06830

Attn: Mr. Thomas E. Lynch

Re:	First Amendment to Nondisclosure Agreement

Dear Mr. Lynch:

Reference is made to (i) that certain Confidentiality Agreement, by and between Mill Road Capital Management LLC (“you”) and Skullcandy, Inc. (the “Company”), dated June 29, 2016 (the “Nondisclosure Agreement”), (ii) that certain Destruction of Evaluation Material Letter, from the Company to you, dated July 24, 2016 (the “Destruction Letter”) and (iii) that certain Agreement and Plan of Merger, by and between Incipio, LLC, Powder Merger Sub, Inc. and the Company (the “Incipio Merger Agreement”). Unless otherwise stated, capitalized terms used herein and not defined shall have the meanings given to them in the Nondisclosure Agreement.

As a result of your unsolicited written proposal to acquire all of the outstanding shares of common stock of the Company, which was received by the Company on July 24,2016 (the “July 24 Proposal”), the Board of Directors of the Company has determined, in accordance with the Incipio Merger Agreement, that the July 24 Proposal is reasonably likely to lead to a Superior Proposal (as defined in the Incipio Merger Agreement.) Accordingly, the Company is prepared to amend the Destruction Letter and Nondisclosure Agreement as follows:

1. The Destruction Letter and all requests by the Company to you and your Representatives to destroy Evaluation Material made pursuant to thereto are hereby withdrawn, and the Destruction Letter shall be deemed to be null and void.

2. Section 3 of the Nondisclosure Agreement shall be amended by replacing the second sentence of Section 3 in its entirety with the following sentence:

“In that case, or at any time upon the request of the Company in its sole discretion and for any reason, you will promptly (and in any case within seven days of the Company’s request) deliver, at your expense, to the Company or destroy all Evaluation Material (and any copies thereof) furnished to you or your Representatives by or on behalf of the Company.”

3. Except as provided in this letter amendment, the terms of the Nondisclosure Agreement shall remain in full force and effect.

4. This letter amendment may be signed by facsimile and in one or more counterparts, each of which shall be deemed an original but all of which shall be deemed to constitute a single instrument.

[Signature Page Follows]

Please confirm your agreement with the foregoing by having a duly authorized officer of your organization sign and return one copy of this letter amendment to the Company, whereupon this letter amendment shall become a binding agreement among you and the Company.

Very truly yours,

SKULLCANDY, INC.

By:

	Name:	PATRICK GROSSO
	Title:	CLO

CONFIRMED AND AGREED
as of the date written above:

MILL ROAD CAPITAL PARTNERS LLC

By:
Name:
Title:

Please confirm your agreement with the foregoing by having a duly authorized officer of your organization sign and return one copy of this letter amendment to the Company, whereupon this letter amendment shall become a binding agreement among you and the Company.

Very truly yours,

SKULLCANDY, INC.

By:

	Name:	PATRICK GROSSO
	Title:	CLO

CONFIRMED AND AGREED
as of the date written above:

MILL ROAD CAPITAL PARTNERS LLC

By:

Name:
Title: